From: Marcus Hudson <mdhudson1@yahoo.com>

Sent: Friday, December 19, 2014 9:27 AM

To: Terence Seikel

Subject: Concerns With Tecumseh

Terry,

I am contacting you as a shareholder to express my concerns regarding actions taken by Tecumseh’s board over the past several months. Admittedly, I am perplexed and have come to a conclusion that the

Board, in my opinion, is most certainly not acting in my best interest as shareholder nor the best interest of other shareholders. Several points:

* I have been made aware of an offer made for a division of the Company. As I understand it, the offer now exceeds the value of the Company and yet the Board has not disclosed this information or engaged the bidder in any active discussion

* As I noted to you in our phone call, I have been made aware of an offer for the entire Company that now represents a 100% premium to the current stock price and a 40% premium to the 90 day average. Again, the Board has not disclosed this information, which I consider to be material, to shareholders

* It appears that the logic of the Board in eschewing offers for the Company stocks lies in its belief that it can generate more value by executing a restructuring plan, the merits of which I find specious at best. The following outlines several of my many concerns with the plan based on my understanding.

o The plan calls for selling Brazil and using the funds to construct Mexican capacity. Aside from the pure risk in moving production between regions, it is my opinion, based off of my own analysis, that such a move, given current economic trends, productivity data, and sourcing patterns is economically unsound.

o Despite what is an obvious divestment of Brazil, the plan calls for growing revenue to $911 million by 2018, with North America growing to $341 million. I am hard pressed to believe that, even with an acquisition, this type of growth is reasonable; at a minimum such growth would be subject to significant risk. Also, growth of Europe from today’s revenue to $321 million by 2018 is suspect as is the almost doubling of India revenue.

o The logic of making European plants independent entities and somehow bankrupting unwanted capacity without significant labor disruption seems flawed. Again, a highly risky strategy given what we know about the French workforce and the union Tecumseh Europe is dealing with. Failure would cripple not only the European operation, but the North American operation as well.

o The plan does not address the significant gap that exist between Tecumseh and its competitors both in terms of performance and in terms of cost. The plan, as I understand it, attempts to use labor as a source of cost advantage but, aside from the fact that the labor assumptions used in developing the plan appear flawed, labor is not the primary source of cost disadvantage of Tecumseh’s products vis-à-vis their competition. I spent significant time at Chillventa and several other trade shows gauging Tecumseh’s products physical characteristics and performance vis-à-vis its competitors and it’s obvious that there is a significant gap that grows by the day. Based off of my understanding, the introduction of the AJ2, AK2, AW2, AG2 and even TA2 does little to close these gaps as they are all based off of current platforms which appear inherently disadvantaged vis-à-vis competition.

o The Company is in obvious need of significant capital; both for CAPEX and product development. Again, the depth of the disadvantage vis-à-vis competitors is stunning.

Based off the risk highlighted above, I am at a loss as to how the Company can justify not considering any offer that is put forth at this point and, at a minimum, ensure that shareholders are educated as to potential bids; allowing one shareholder to liquidate approximately 650,000 shares at approximately $2.50 per share while the Board sits on bids for significantly more is, in my opinion, unconscionable. The restructuring plan is not terribly different at its core than the plan announced three years ago and at the time the Board was willing to sell the Company for $6.50 a share. Since then, the Company’s liquidity position has declined significantly, debt levels have increased, products have gotten older, and sales have declined by approximately 20%. I don’t know that it’s debatable that the Company is in a more precarious position with regards to risk than it was three years ago. At a minimum, sharing such information would have provided support to the price while allowing shareholders to gauge for ourselves the validity of any offer. At a maximum, if my facts are correct and I believe they are, even considering such a plan could be viewed as tantamount to gambling with shareholder money. This and other factors has caused me to question my faith in this Board and its ability to execute its fiduciary duty.

In addition to not sharing bid information, what is perhaps more concerning is the trading activity of certain directors while such bids were known to Tecumseh’s Board. Per our previous discussion, I have been made aware that an initial bid was placed on Tecumseh Products Company during the week of November 15th, however, Tecumseh’s board received an electronic version of the offer during the weekend of November 9th and 10th. On November 11th, Mitch Quain purchased 25,000 shares at a $3.32 per share average while Harold Karp purchased 5,000 shares on November 14th at an average price of about $3.29. As a shareholder, this offends me – the bids in place are obviously material nonpublic information that would have supported the stock price. While I will not opine to any party as to whether any laws have been violated or wrongdoing has been done, it is my intention to share this information and the chronology of facts, as I understand them, with other shareholders and the Securities & Exchange Commission; each party, after getting all of the relevant facts, can make up their own minds as to any violations. To the extent that a violation has occurred, I would anticipate Tecumseh’s Board to take the appropriate action given the Company’s dedication to setting the right tone at the top.

In a similar vein, I am discussing with counsel my legal options of putting forth the components of Tecumseh’s restructuring plan into the public domain: shareholders have an inherent right to know and understand our options and the risk implied by any material actions undertaken or being considered by the Board.

Cheers,

Marcus D. Hudson